UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated April 5, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 4 April 2012 entitled ‘ADOPTION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS FOR THE YEAR ENDING 31 MARCH 2014’

4 April 2013

Adoption of new International Financial Reporting Standards for the year ending 31 March 2014

Vodafone Group Plc (“Vodafone” or “the Group”) will adopt a number of new International Financial Reporting Standards (“IFRS”) which will be applicable for the year ending 31 March 2014; the most significant being IFRS 11 Joint arrangements (“IFRS 11”) and IAS 19 Employee Benefits (Revised) (“IAS 19 (Revised)”).  Since the standards require retrospective application, Vodafone is presenting today unaudited restated financial information prepared in accordance with IFRS 11 and IAS 19 (Revised) for the six months ended 30 September 2012 and the year ended 31 March 2012. Restated financial information for the year ended 31 March 2013 will be presented with the Group’s preliminary results announcement to be issued on or around 21 May 2013.

The Group will in future provide pro forma financial information, based on the Group’s previous joint venture accounting policy, for Group revenue, service revenue, EBITDA1, adjusted operating profit1 and free cash flow1, in addition to the statutory disclosures, to ensure continued comparability with previously presented financial information.

The principal impacts on Vodafone’s reported financial information as a result of adopting these two standards are:

•                  IFRS 11 Joint Arrangements

The Group’s interests in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s network infrastructure joint arrangement in India, will be incorporated into the consolidated financial statements using the equity method of accounting rather than proportional consolidation.

Whilst the change is presentational in nature and does not impact on the Group’s statutory profit for the financial periods, it does impact on a number of the Group’s disclosed financial metrics, including revenue, EBITDA1 and free cash flow1.

•                  IAS 19 Employee Benefits (Revised)

Net interest cost replaces the expected return on plan assets and interest cost currently recorded in the consolidated income statement for defined benefit pension plans. The basis on which the charge is calculated will change, impacting the amounts recorded in the Group’s consolidated income statement and consolidated statement of comprehensive income, however, not impacting the amounts recorded on the Group’s consolidated statement of financial position.

The financial impacts on the Group’s financial results for the year ended 31 March 2012 of adopting both of these standards are outlined on page 3.

Note:

1.          See “Non-GAAP information” on page 162 and “Definitions of terms” on page 170 of the Group’s annual report for the year ended 31 March 2012, which is available on the Group’s website.

Introduction

This press release outlines how Vodafone’s previously reported financial performance for the six months ended 30 September 2012 and the year ended 31 March 2012 will be affected by the adoption of the following IFRS’s in the year ending 31 March 2014:

•                  IFRS 11 Joint Arrangements

•                  IAS 19 Employee Benefits (Revised)

The adoption of these standards will have a material impact on a number of the Group’s financial metrics, including revenue, EBITDA and free cash flow.  Restated financial information for the year ended 31 March 2013 will be published with the Group’s preliminary results announcement in May 2013.

The Group will also adopt the following standards for the year ending 31 March 2014:

•                  IAS 1 (amendment) - Presentation of Items of Other Comprehensive Income

•                  IFRS 7 - Financial Instruments: Disclosures

•                  IFRS 10 - Consolidated Financial Statements

•                  IFRS 12 - Disclosure of Interests in Other Entities

•                  IFRS 13 - Fair Value Measurement

•                  Annual improvements to IFRS’s 2009 – 2011 Cycle

These standards are not expected to have a material impact on the Group’s consolidated financial statements and, therefore, will be addressed in the interim and annual reports for the year ending 31 March 2014.

IFRS 11 Joint arrangements

Prior to the adoption of IFRS 11, the Group proportionately consolidated its interests in jointly controlled entities. The Group’s share of the assets, liabilities, income, expenses and cash flows of these entities were combined with the equivalent items in the Group’s consolidated financial statements on a line-by-line basis.

With the adoption of IFRS 11, the Group will report its interests in joint arrangements as either joint ventures or joint operations.

A joint arrangement is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control. A joint venture is where the Group and other parties have joint control of an arrangement and have the rights to the net assets of that arrangement. Joint ventures will be incorporated into the Group’s consolidated financial statements using the equity method of accounting.  A joint operation is where the Group and other parties have joint control and have rights to the assets, and obligations for the liabilities, relating to the arrangement. The Group will report its interests in joint operations by combining its interest in the assets, liabilities, revenues and expenses of the joint operation with the equivalent items in the Group’s results, on a line-by-line basis. This is similar to proportionate consolidation.

The Group has concluded that its interests in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers meet the criteria of joint ventures, and as such will be accounted for under the equity method of accounting upon adoption of the new standard.

Key financial impacts

The table below highlights the key financial impacts of adopting IFRS 11 on the Group’s financial results for the year ended 31 March 2012. There is no overall impact on the Group’s profit for the financial year or adjusted EPS:

	Previously reported	Change	Restated for IFRS 11
	£m	£m	£m

Revenue	46,417	(7,596)	38,821
EBITDA1 2	14,475	(2,856)	11,619
Adjusted operating profit1 2	11,532	(689)	10,843
Profit for the financial year[2]	7,003	–	7,003
Adjusted EPS1 2	14.91p	–	14.91p
Free cash flow[1]	6,105	(391)	5,714
Net debt[1]	(24,425)	1,424	(23,001)

Note:

1.	See “Non-GAAP information” on page 162 and “Definitions of terms” on page 170 of the Group’s annual report for the year ended 31 March 2012, which is available on the Group’s website.
2.	EBITDA, adjusted operating profit, profit for the financial year and adjusted EPS will also be impacted by the adoption of IAS 19 (Revised), as outlined below.

Free cash flow is impacted to the extent that the Group’s share of the joint venture’s free cash flow previously reported is different to the Group’s share of dividends paid in the corresponding accounting period. The adoption of the new accounting standard does not impact the Group’s existing rights and obligations in relation to the cash flows of, and dividends from, those joint ventures.

The reduction in net debt primarily results from the deconsolidation of debt raised locally by the joint ventures. The reduction in respect of the year ended 31 March 2012, compared to the balance previously reported, is primarily in relation to Vodafone Hutchison Australia.

IAS 19 Employee Benefits (Revised)

Charges for defined benefit pension plans recorded in the Group’s consolidated income statement currently include a charge for interest on pension plan liabilities and a credit for the expected return on pension plan assets.  Variances between actual and expected returns on pension plan assets are recorded in the consolidated statement of comprehensive income.

Under IAS 19 (Revised), net interest cost will replace the expected return on plan assets and interest cost currently recorded in the consolidated income statement for defined benefit pension plans.  Net interest cost will be calculated by applying the discount rate used to measure defined benefit obligations to the pension plan assets and liabilities.

Since the expected return on plan assets is generally higher than the discount rate used to measure the defined benefit obligation, this is likely to increase the defined benefit pension plan charges in the consolidated income statement and reduce the losses recorded in the consolidated statement of comprehensive income compared with results previously reported.

Key financial impacts

For the year ended 31 March 2012, the adoption of IAS 19 (Revised) results in an additional charge of £9 million to the Group’s consolidated income statement and a corresponding £9 million credit to the Group’s consolidated statement of comprehensive income.

Contents

Page
Restated financial information

Six month period ended 30 September 2012

Restated consolidated primary statements :
- Consolidated income statement	5
- Consolidated statement of comprehensive income	5
- Consolidated statement of cash flows	6

Restated performance reporting:
- Group financial highlights	7
- Group results	8
- Adjusted effective tax rate	8
- Net debt reconciliation	9

Year ended 31 March 2012

Restated consolidated primary statements :
- Consolidated income statement	10
- Consolidated statement of comprehensive income	10
- Consolidated statement of cash flows	11

Restated performance reporting:
- Group financial highlights	12
- Group financial results	13
- Adjusted effective tax rate	13
- Net debt reconciliation	14

Other information	15

Forward looking statements	15

Restated financial information

Consolidated income statement for the six months ended 30 September 2012

		Unaudited
	As previously reported	Measurement adjustments[1]	Presentation adjustments[2]	As restated
	£m	£m	£m	£m

Revenue	21,780	–	(3,182)	18,598
Cost of sales	(14,760)	–	1,860	(12,900)
Gross profit	7,020	–	(1,322)	5,698
Selling and distribution expenses	(1,631)	–	203	(1,428)
Administrative expenses	(2,440)	(8)	492	(1,956)
Share of result in joint ventures and associates	3,221	–	343	3,564
Impairment loss	(5,900)	–	–	(5,900)
Other income and expense	4	–	–	4
Operating profit/(loss)	274	(8)	(284)	(18)
Non-operating income and expense	1	–	–	1
Investment income	187	–	–	187
Financing costs	(954)	–	65	(889)
Loss before taxation	(492)	(8)	(219)	(719)
Income tax expense	(1,394)	2	219	(1,173)
Loss for the financial period	(1,886)	(6)	–	(1,892)

Attributable to:
– Equity shareholders	(1,977)	(6)	–	(1,983)
– Non-controlling interests	91	–	–	91
	(1,886)	(6)	–	(1,892)

Loss per share
– Basic	(4.01p )	(0.01p )	–	(4.02p )
– Diluted	(4.01p )	(0.01p )	–	(4.02p )

Consolidated statement of comprehensive income for the six months ended 30 September 2012

		Unaudited
	As previously reported	Measurement adjustments	[1]	Presentation adjustments	As restated
	£m	£m		£m	£m

Losses on revaluation of available-for-sale investments, net of tax	(112)	–		–	(112)
Foreign exchange translation differences, net of tax	(2,413)	–		–	(2,413)
Net actuarial gains on defined benefit pension schemes, net of tax	38	6		–	44

Foreign exchange losses transferred to the income statement	1	–		–	1
Other, net of tax	(18)	–		–	(18)
Other comprehensive loss	(2,504)	6		–	(2,498)
Loss for the financial period	(1,886)	(6)		–	(1,892)
Total comprehensive loss for the financial period	(4,390)	–		–	(4,390)

Attributable to:
– Equity shareholders	(4,430)	–		–	(4,430)
– Non-controlling interests	40	–		–	40
	(4,390)	–		–	(4,390)

Notes:
1.	Impact of adopting IAS 19 (Revised).
2.	Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.

Consolidated statement of cash flows for the six months ended 30 September 2012

		Unaudited
	As previously reported	Measurement adjustments	Presentation adjustments[1]	As restated
	£m	£m	£m	£m

Net cash flow from operating activities	4,801	–	(995)[2]	3,806

Cash flows from investing activities
Purchase of interests in subsidiaries and joint ventures, net of cash acquired	(996)	–	–	(996)
Purchase of interests in associates	(1)	–	–	(1)
Purchase of intangible assets	(992)	–	134[2]	(858)
Purchase of property, plant and equipment	(2,371)	–	364[2]	(2,007)
Purchase of investments	(2,195)	–	–	(2,195)
Disposal of interests in subsidiaries and joint ventures, net of cash disposed	16	–	–	16
Disposal of property, plant and equipment	54	–	(22)[2]	32
Disposal of investments	1,514	–	–	1,514
Dividends received from associates and joint ventures	1,117	–	47[2]	1,164
Dividends received from investments	2	–	–	2
Interest received	161	–	10[2]	171
Net cash flow from investing activities	(3,691)	–	533	(3,158)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares	48	–	17	65
Net movement in short-term borrowings	286	–	(209)	77
Proceeds from issue of long-term borrowings	1,493	–	–	1,493
Repayment of borrowings	(472)	–	26	(446)
Purchase of treasury shares	(1,126)	–	–	(1,126)
Equity dividends paid	(3,193)	–	–	(3,193)
Dividends paid to non-controlling interests in subsidiaries	(247)	–	–	(247)
Other transactions with non-controlling interests in subsidiaries	13	–	–	13
Other movements in loans with associates and joint ventures	–	–	574	574
Interest paid	(793)	–	55[2]	(738)
Net cash flow from financing activities	(3,991)	–	463	(3,528)

Net cash flow	(2,881)	–	1	(2,880)

Cash and cash equivalents at beginning of the financial period	7,088	–	(87)	7,001
Exchange loss on cash and cash equivalents	(47)	–	–	(47)
Cash and cash equivalents at end of the financial period	4,160	–	(86)	4,074

Notes:
1.	Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.
2.	Comprises the £407 million adjustment to free cash flow disclosed on pages 7 and 9.

Group financial highlights for the six months ended 30 September 2012

	As previously reported	Measurement changes[1]	Presentation changes[2]	As restated
	£m	£m	£m	£m
Financial information

Revenue	21,780	–	(3,182)	18,598

Operating profit/(loss)	274	(8)	(284)	(18)

Loss before taxation	(492)	(8)	(219)	(719)

Loss for the financial period	(1,886)	(6)	–	(1,892)

Basic loss per share (pence)	(4.01p )	(0.01p )	–	(4.02p )

Capital expenditure	2,516	–	(478)	2,038

Cash generated by operations	6,192	–	(1,129)	5,063

Performance reporting3 4

EBITDA	6,647	(8)	(1,106)	5,533

EBITDA margin	30.5%	–	(0.7pp )	29.8%

Adjusted operating profit	6,170	(8)	(284)	5,878

Adjusted profit before tax	5,341	(8)	(219)	5,114

Adjusted effective tax rate	26.6%	–	–	26.6%

Adjusted profit attributable to equity shareholders	3,877	(6)	–	3,871

Adjusted earnings per share (pence)	7.86p	(0.01p )	–	7.85p

Free cash flow	2,178	–	(407)	1,771

Net debt	25,964	–	(1,495)	24,469

Notes:
1.	Impact of adopting IAS 19 (Revised).
2.	Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.
3.	Amounts presented at 30 September or for the six months then ended.
4.

See “Use of non-GAAP financial information” on page 41 of the Group’s half-year financial report for the six months ended 30 September 2012 and “Definitions of terms” on page 170 of the Group’s annual report for the year ended 31 March 2012, which are available on the Group’s website.

Group financial results for the six months ended 30 September 2012

	As previously reported	Measurement adjustments[1]	Presentation adjustments[2]	As restated
	£m	£m	£m	£m
Voice revenue	11,482	–	(1,543)	9,939
Messaging revenue	2,387	–	(490)	1,897
Data revenue	3,237	–	(454)	2,783
Fixed line revenue	1,982	–	(273)	1,709
Other service revenue	1,069	–	(197)	872
Service revenue	20,157	–	(2,957)	17,200
Other revenue	1,623	–	(225)	1,398
Revenue	21,780	–	(3,182)	18,598
Direct costs	(5,416)	–	712	(4,704)
Customer costs	(4,317)	–	550	(3,767)
Operating expenses	(5,400)	(8)	814	(4,594)
EBITDA [3]	6,647	(8)	(1,106)	5,533
Depreciation and amortisation:
Acquired intangibles	(334)	–	14	(320)
Purchased licences	(619)	–	56	(563)
Other	(2,745)	–	409	(2,336)
Share of result in joint ventures and associates	3,221	–	343	3,564
Adjusted operating profit [3]	6,170	(8)	(284)	5,878
Impairment loss	(5,900)	–	–	(5,900)
Other income and expense	4	–	–	4
Operating profit/(loss)	274	(8)	(284)	(18)
Non-operating income and expense	1	–	–	1
Net financing costs	(767)	–	65	(702)
Income tax expense	(1,394)	2	219	(1,173)
Loss for the financial period	(1,886)	(6)	–	(1,892)

Notes:
1.	Impact of adopting IAS 19 (Revised).
2.	Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.
3.

See “Use of non-GAAP financial information” on page 41 of the Group’s half-year financial report for the six months ended 30 September 2012 and “Definitions of terms” on page 170 of the Group’s annual report for the year ended 31 March 2012, which are available on the Group’s website.

Adjusted effective tax rate for the six months ended 30 September 2012

	As previously reported	Measurement adjustments[1]	Presentation adjustments[2]	As restated
	£m	£m	£m	£m

Income tax expense	1,394	(2)	(219)	1,173
Tax on adjustments to derive adjusted profit before tax	(14)	–	–	(14)
Adjusted income tax expense [3]	1,380	(2)	(219)	1,159
Share of joint venture and associates’ tax	73	–	219	292
Adjusted income tax expense for purposes of calculating adjusted tax rate	1,453	(2)	–	1,451

Loss before tax	(492)	(8)	(219)	(719)
Adjustments to derive adjusted profit before tax	5,833	–	–	5,833
Adjusted profit before tax [3]	5,341	(8)	(219)	5,114
Add: Share of joint venture and associates’ tax and non-controlling interest	120	–	219	339
Adjusted profit before tax for the purpose of calculating adjusted effective tax rate	5,461	(8)	–	5,453

Adjusted effective tax rate[3]	26.6%	–	–	26.6%

Notes:
1.	Impact of adopting IAS 19 (Revised).
2.	Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.
3.

See “Use of non-GAAP financial information” on page 41 of the Group’s half-year financial report for the six months ended 30 September 2012 and “Definitions of terms” on page 170 of the Group’s annual report for the year ended 31 March 2012, which are available on the Group’s website.

Net debt reconciliation for the six months ended 30 September 2012

	As previously reported	Measurement adjustments[1]	Presentation Adjustments[2]	As restated
	£m	£m	£m	£m

EBITDA[3]	6,647	(8)	(1,106)	5,533
Working capital	(533)	8	(17)	(542)
Other	78	–	(6)	72
Cash generated by operations	6,192	–	(1,129)	5,063
Cash capital expenditure	(3,017)	–	498	(2,519)
Capital expenditure	(2,516)	–	478	(2,038)
Working capital movement in respect of capital expenditure	(501)	–	20	(481)
Disposal of property, plant and equipment	54	–	(22)	32
Operating free cash flow[3]	3,229	–	(653)	2,576
Taxation	(1,291)	–	134	(1,157)
Dividends received from associates and investments	1,119	–	47	1,166
Dividends paid to non-controlling shareholders in subsidiaries	(247)	–	–	(247)
Interest received and paid	(632)	–	65	(567)
Free cash flow[3]	2,178	–	(407)	1,771
Tax settlement	(100)	–	–	(100)
Licence and spectrum payments	(346)	–	–	(346)
Acquisitions and disposals	(1,297)	–	–	(1,297)
Equity dividends paid	(3,193)	–	–	(3,193)
Purchase of treasury shares	(1,126)	–	–	(1,126)
Foreign exchange	909	–	–	909
Other	1,436	–	478	1,914
Net debt increase[3]	(1,539)	–	71	(1,468)
Opening net debt[3]	(24,425)	–	1,424	(23,001)
Closing net debt[3]	(25,964)	–	1,495	(24,469)

Notes:

1.          Impact of adopting IAS 19 (Revised)

2.          Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.

3.          See “Use of non-GAAP financial information” on page 41 of the Group’s half-year financial report for the six months ended 30 September 2012 and “Definitions of terms” on page 170 of the Group’s annual report for the year ended 31 March 2012, which are available on the Group’s website.

Consolidated income statement for the year ended 31 March 2012

		Unaudited
	As previously reported	Measurement adjustments[1]		Presentation adjustments[2]	As Restated
	£m	£m		£m	£m

Revenue	46,417	–		(7,596)	38,821
Cost of sales	(31,546)	–		4,345	(27,201)
Gross profit	14,871	–		(3,251)	11,620
Selling and distribution expenses	(3,227)	–		472	(2,755)
Administrative expenses	(5,075)	(13)		1,057	(4,031)
Share of result in joint ventures and associates	4,963	–		1,033	5,996
Impairment loss	(4,050)	–		–	(4,050)
Other income and expense	3,705	–		–	3,705
Operating profit	11,187	(13)		(689)	10,485
Non-operating income and expense	(162)	–		–	(162)
Investment income	456	–		–	456
Financing costs	(1,932)	–		141	(1,791)
Profit before taxation	9,549	(13)		(548)	8,988
Income tax expense	(2,546)	4		548	(1,994)
Profit for the financial year	7,003	(9)		–	6,994
Attributable to:
- Equity shareholders	6,957	(9)		–	6,948
- Non-controlling interests	46	–		–	46
	7,003	(9)		–	6,994
Earnings per share
- Basic	13.74p	(0.02	p)	–	13.72p
- Diluted	13.65p	(0.02	p)	–	13.63p

Consolidated statement of comprehensive income for the year ended 31 March 2012

		Unaudited
	As previously reported	Measurement adjustments[1]	Presentation adjustments	As Restated
	£m	£m	£m	£m
Losses on revaluation of available-for-sale investments, net of tax	(17)	–	–	(17)
Foreign exchange translation differences, net of tax	(3,673)	–	–	(3,673)
Net actuarial losses on defined benefit pension schemes, net of tax	(272)	9	–	(263)
Foreign exchange gains transferred to the income statement	(681)	–	–	(681)
Other, net of tax	(10)	–	–	(10)
Other comprehensive loss	(4,653)	9	–	(4,644)
Profit for the financial year	7,003	(9)	–	6,994
Total comprehensive income for the financial year	2,350	–	–	2,350

Attributable to:
- Equity shareholders	2,383	–	–	2,383
- Non-controlling interests	(33)	–	–	(33)
	2,350	–	–	2,350

Notes:

1    Impact of adopting IAS 19 (Revised).

2.          Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.

Consolidated statement of cash flows for the year ended 31 March 2012

		Unaudited
	As previously reported	Measurement adjustments	Presentation adjustments[1]	As restated
	£m	£m	£m	£m

Net cash flow from operating activities	12,755	–	(2,458)[2]	10,297

Cash flows from investing activities
Purchase of interests in subsidiaries and joint ventures, net of cash acquired	(149)	–	–	(149)
Other investing activities in relation to the purchase of subsidiaries	310	–	–	310
Purchase of interests in associates	(5)	–	–	(5)
Purchase of intangible assets	(3,090)	–	1,214[2] [3]	(1,876)
Purchase of property, plant and equipment	(4,762)	–	691[2]	(4,071)
Purchase of investments	(417)	–	–	(417)
Disposal of interests in subsidiaries and joint ventures, net of cash disposed	832	–	(48)	784
Disposal of interests in associates	6,799	–	–	6,799
Disposal of property, plant and equipment	117	–	(26)[2]	91
Disposal of investments	66	–	–	66
Dividends received from associates and joint ventures	4,023	–	893[2]	4,916
Dividends received from investments	3	–	–	3
Interest received	322	–	14[2]	336
Taxation on investing activities	(206)	–	–	(206)
Net cash flow from investing activities	3,843	–	2,738	6,581

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares	71	–	20	91
Net movement in short-term borrowings	1,206	–	311	1,517
Proceeds from issue of long-term borrowings	1,642	–	(64)	1,578
Repayment of borrowings	(3,520)	–	96	(3,424)
Purchase of treasury shares	(3,583)	–	–	(3,583)
Equity dividends paid	(6,643)	–	–	(6,643)
Dividends paid to non-controlling interests in subsidiaries	(304)	–	–	(304)
Other transactions with non-controlling interests in subsidiaries	(2,605)	–	–	(2,605)
Other movements in loans with associates and joint ventures	–	–	(792)	(792)
Interest paid	(1,633)	–	129[2]	(1,504)
Net cash flow from financing activities	(15,369)	–	(300)	(15,669)

Net cash flow	1,229	–	(20)	1,209

Cash and cash equivalents at beginning of the financial year	6,205	–	(67)	6,138
Exchange loss on cash and cash equivalents	(346)	–	–	(346)
Cash and cash equivalents at end of the financial year	7,088	–	(87)	7,001

Notes:

1.          Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.

2.          Comprises the £391 million adjustment to free cash flow disclosed on pages 12 and 14 (excluding spectrum payments of £848 million outlined in note 3).

3.          Includes spectrum payments of £848 million, which are excluded from free cash flow.

Group financial highlights for the year ended 31 March 2012

	As previously reported	Measurement changes[1]	Presentation changes[2]	As restated
	£m	£m	£m	£m
Financial information

Revenue	46,417	–	(7,596)	38,821

Operating profit	11,187	(13)	(689)	10,485

Profit before taxation	9,549	(13)	(548)	8,988

Profit for the financial year	7,003	(9)	–	6,994

Basic earnings per share (pence)	13.74p	(0.02p )	–	13.72p

Capital expenditure	6,365	–	(1,121)	5,244

Cash generated by operations	14,824	–	(2,908)	11,916

Performance reporting3 4

EBITDA	14,475	(13)	(2,856)	11,606

EBITDA margin	31.2%	–	(1.3pp )	29.9%

Adjusted operating profit	11,532	(13)	(689)	10,830

Adjusted profit before tax	9,918	(13)	(548)	9,357

Adjusted effective tax rate	25.3%	–	–	25.3%

Adjusted profit attributable to equity shareholders	7,550	(9)	–	7,541

Adjusted earnings per share (pence)	14.91p	(0.02p )	–	14.89p

Free cash flow	6,105	–	(391)	5,714

Net debt	24,425	–	(1,424)	23,001

Notes:

1.     Impact of adopting IAS 19 (Revised).

2.     Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.

3.     Amounts presented at 31 March or for the year then ended.

4.     See “Non-GAAP information” on page 162 and “Definitions of terms” on page 170 of the Group’s annual report for the year ended 31 March 2012, which is available on the Group’s website.

Group financial results for the year ended 31 March 2012

	As previously reported	Measurement adjustments	Presentation adjustments[1]	As restated
	£m	£m	£m	£m
Voice revenue	25,694	–	(3,923)	21,771
Messaging revenue	5,276	–	(1,163)	4,113
Data revenue	6,233	–	(982)	5,251
Fixed line revenue	3,618	–	(620)	2,998
Other service revenue	2,064	–	(441)	1,623
Service revenue	42,885	–	(7,129)	35,756
Other revenue	3,532	–	(467)	3,065
Revenue	46,417	–	(7,596)	38,821
Direct costs	(11,272)	–	1,666	(9,606)
Customer costs	(9,518)	–	1,281	(8,237)
Operating expenses	(11,152)	(13)	1,793	(9,372)
EBITDA [2]	14,475	(13)	(2,856)	11,606
Depreciation and amortisation:
Acquired intangibles	(835)	–	39	(796)
Purchased licences	(1,302)	–	119	(1,183)
Other	(5,769)	–	976	(4,793)
Share of result in joint ventures and associates	4,963	–	1,033	5,996
Adjusted operating profit[2]	11,532	(13)	(689)	10,830
Impairment loss	(4,050)	–	–	(4,050)
Other income and expense	3,705	–	–	3,705
Operating profit	11,187	(13)	(689)	10,485
Non-operating income and expense	(162)	–	–	(162)
Net financing costs	(1,476)	–	141	(1,335)
Income tax expense	(2,546)	4	548	(1,994)
Profit for the financial year	7,003	(9)	–	6,994

Notes:

1.          Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.

2.          See “Non-GAAP information” on page 162 and “Definitions of terms” on page 170 of the Group’s annual report for the year ended 31 March 2012, which is available on the Group’s website.

Adjusted effective tax rate for the year ended 31 March 2012

	As previously reported	Measurement adjustments[1]	Presentation adjustments[2]	As restated
	£m	£m	£m	£m

Income tax expense	2,546	(4)	(548)	1,994
Tax on adjustments to derive adjusted profit before tax	(242)	–	–	(242)
Adjusted income tax expense [3]	2,304	(4)	(548)	1,752
Share of joint venture and associates’ tax	302	–	548	850
Adjusted income tax expense for purposes of calculating adjusted tax rate	2,606	(4)	–	2,602

Profit before tax	9,549	(13)	(548)	8,988
Adjustments to derive adjusted profit before tax	369	–	–	369
Adjusted profit before tax [3]	9,918	(13)	(548)	9,357
Add: Share of joint venture and associates’ tax and non-controlling interest	382	–	548	930
Adjusted profit before tax for the purpose of calculating adjusted effective tax rate	10,300	(13)	–	10,287
Adjusted effective tax rate[3]	25.3%	–	–	25.3%

Notes:

1.          Impact of adopting IAS 19 (Revised).

2.          Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.

3.          See “Non-GAAP information” on page 162 and “Definitions of terms” on page 170 of the Group’s annual report for the year ended 31 March 2012, which is available on the Group’s website.

Net debt reconciliation for the year ended 31 March 2012

	As previously reported	Measurement adjustments[1]	Presentation Adjustments[2]	As restated
	£m	£m	£m	£m

EBITDA[3]	14,475	(13)	(2,856)	11,606
Working capital	206	13	(42)	177
Other	143	–	(10)	133
Cash generated by operations	14,824	–	(2,908)	11,916
Cash capital expenditure	(6,423)	–	1,057	(5,366)
Capital expenditure	(6,365)	–	1,121	(5,244)
Working capital movement in respect of capital expenditure	(58)	–	(64)	(122)
Disposal of property, plant and equipment	117	–	(26)	91
Operating free cash flow[3]	8,518	–	(1,877)	6,641
Taxation	(1,969)	–	450	(1,519)
Dividends received from associates and investments	1,171	–	893	2,064
Dividends paid to non-controlling shareholders in subsidiaries	(304)	–	–	(304)
Interest received and paid	(1,311)	–	143	(1,168)
Free cash flow[3]	6,105	–	(391)	5,714
Tax settlement	(100)	–	–	(100)
Licence and spectrum payments	(1,429)	–	848	(581)
Acquisitions and disposals	4,872	–	(48)	4,824
Equity dividends paid	(6,643)	–	–	(6,643)
Purchase of treasury shares	(3,583)	–	–	(3,583)
Foreign exchange	1,283	–	(22)	1,261
Income dividend from VZW	2,855	–	–	2,855
Other	2,073	–	(541)	1,532
Net debt decrease[3]	5,433	–	(154)	5,279
Opening net debt[3]	(29,858)	–	1,578	(28,280)
Closing net debt[3]	(24,425)	–	1,424	(23,001)

Notes:

1.          Impact of adopting IAS 19 (Revised).

2.          Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.

3.          See “Non-GAAP information” on page 162 and “Definitions of terms” on page 170 of the Group’s annual report for the year ended 31 March 2012, which is available on the Group’s website.

Other information

1.	Copies of this document are available from the Company’s registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN.
2.	The document will be available on the Vodafone Group Plc website, www.vodafone.com/investor, from 4 April 2013.
3.	Vodafone and the Vodafone logo are trademarks of the Vodafone Group.

Forward looking statements

This release contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the anticipated impact of the Group’s adoption of a number of new IFRS reporting standards, including IFRS 11, Joint arrangements, and IAS 19 (Revised). There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Forward-looking statements” in the Group’s half-year results announcement for the six months ended 30 September 2012 and “Principal risk factors and uncertainties” in the Group’s annual report for the year ended 31 March 2012. The half-year financial report and the annual report can be found on the Group’s website (www.vodafone.com). All subsequent written or oral forward-looking statements attributable to the Group or any member or subsidiary of the Group or any persons acting on its or their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this release will be realised. Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990230	Telephone: +44 1635 664 444

Copyright © Vodafone Group 2013

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 5, 2013	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company
Secretary